Canetic Resources Trust
Consolidated Balance Sheets

	March 31	December 31
(unaudited) ($000s)	2006	2005

ASSETS
Current Assets
Accounts receivable	$ 257,764	$ 140,907
Prepaid expenses and deposits	22,212	11,630
	279,976	152,537
Property, plant and equipment, net (Note 3)	3,750,179	1,317,917
Goodwill (Note 2)	906,740	87,954
Deferred financing charges, net of amortization	505	689
Deferred costs	-	12,000
Total assets	$ 4,937,400	$ 1,571,097

LIABILITIES AND UNITHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 223,642	$ 157,368
Distributions payable	46,251	17,834
Financial derivative liability (Note 9)	49,514	22,965
	319,407	198,167
Bank debt (Note 4)	838,086	309,146
Convertible debentures (Note 6)	51,885	16,289
Financial derivative liability (Note 9)	35,065	8,763
Future income taxes	288,266	202,110
Asset retirement obligations (Note 5)	122,499	68,235
	1,655,208	802,710

Non-controlling interest (Note 7)	-	3,804

UNITHOLDERS' EQUITY
Capital (Note 7)	3,718,804	1,087,459
Convertible debentures (Note 6)	6,539	-
Contributed surplus	-	40,836
Accumulated earnings	221,064	161,869
Accumulated distributions (Note 8)	(664,215)	(525,581)
	3,282,192	764,583
Total liabilities and unitholders' equity	$ 4,937,400	$ 1,571,097
See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron, CA
Chairman of the Board	President and Chief Executive Officer

Canetic Resources Trust
Consolidated Statements of Earnings and Accumulated Earnings

	Three Months Ended March 31
(unaudited) ($000s except per unit amounts)	2006	2005

REVENUE
Petroleum and natural gas sales	$ 350,346	$ 171,201
Royalty expense (net of Alberta Royalty Tax Credit)	(67,124)	(37,174)
	283,222	134,027
EXPENSES
Operating	55,565	30,040
Transportation	4,444	2,095
General and administrative	7,871	4,795
Interest	9,186	2,957
Interest on convertible debentures	660	1,554
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion of asset retirement obligations	2,451	1,173
Realized loss on financial derivatives	8,029	11,100
Unrealized loss (gain) on financial derivatives (Note 9)	(4,934)	56,139
	240,763	170,576
Earnings (loss) before taxes	42,459	(36,549)
Provision for capital taxes	2,726	683
Provision for future income taxes (recovery)	(19,462)	(20,407)

NET EARNINGS (LOSS)	59,195	(16,825)

Accumulated earnings, beginning of period	161,869	96,021

Accumulated earnings, end of period	$ 221,064	$ 79,196

Net earnings (loss) per unit (2005 restated - Note 1)
Basic	$ 0.29	$ (0.19)
Diluted	$ 0.29	$ (0.19)
Weighted average units outstanding (2005 restated - Note 1)
Basic	200,705	87,392
Diluted	203,016	88,536
See accompanying notes to consolidated financial statements.

Canetic Resources Trust
Consolidated Statements of Cash Flows

	Three Months Ended March 31
(unaudited) ($000s)	2006	2005

CASH FLOWS RELATED TO
THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings (loss)	$ 59,195	$ (16,825)
Adjustments for:
Unit-based compensation	6,973	2,432
Depletion, depreciation and amortization	150,518	58,291
Accretion	2,451	1,173
Unrealized loss (gain) on financial derivatives	(4,934)	56,139
Provision for future income taxes (recovery)	(19,462)	(20,407)
Asset retirement costs incurred	(3,456)	(260)
Changes in non-cash operating working capital	(83,773)	(55,085)
	107,512	25,458

FINANCING ACTIVITIES
Proceeds from bank debt	90,548	50,955
Proceeds from issuance of units, net of issue costs	4,339	2,337
Distributions to unitholders	(132,879)	(50,677)
Changes in non-cash financing working capital	-	199
	(37,992)	2,814
	69,520	28,272

INVESTING ACTIVITIES
Disposition of petroleum and natural gas properties	-	1,833
Capital expenditures	(67,365)	(26,724)
Changes in non-cash investing working capital	(2,155)	(3,381)
Cash used in investing activities	(69,520)	(28,272)
Cash beginning and end of period	$ -	$ -

The Trust paid the following cash amounts:
Interest paid	$ 13,442	$ 4,992
Capital taxes paid	$ 6,446	$ -
See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Canetic Resources Trust (“Canetic”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005.  Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted.   These interim financial statements should be read in conjunction with the Acclaim 2005 audited annual consolidated financial statements.

The business combination of Acclaim and StarPoint Energy Trust (“StarPoint”) which occurred on January 5, 2006, was accounted for as an acquisition of StarPoint by Acclaim.  The comparative figures for the prior year are the financial position, results of operations and cash flows of Acclaim only.  All disclosures of units and per unit amounts of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

2.

STARPOINT ARRANGEMENT

Acclaim and StarPoint merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic.  Each Acclaim unitholder received 0.8333 of a Canetic unit for each unit they owned and each StarPoint unitholder received one Canetic unit for each unit they owned.  Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.0833 of a TriStar common share for each unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each unit they owned.  The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.  An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, but is subject to change upon the final determination of fair values.

Current assets	150,889
Property, plant and equipment	2,511,746
Goodwill	818,784
Accounts payable and accrued liabilities	(148,165)
Distributions payable	(22,662)
Long-term debt	(438,392)
Financial derivative liability	(57,785)
Convertible debentures - liability	(53,199)
Convertible debentures - equity	(8,691)
Future income taxes	(105,619)
Asset retirement obligations	(54,343)
2,592,563
Consideration was comprised of:

Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	30,000
2,592,563

3.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment ($000s)	March 31, 2006	December 31, 2005
Property, plant and equipment, at cost	4,538,068	1,955,472
Accumulated depletion and depreciation	(787,889)	(637,555)
	3,750,179	1,317,917

4.

LONG-TERM DEBT

Concurrent with the Arrangement, Canetic entered into a new credit facility with a syndicate of chartered banks that includes an unsecured, covenant based extendible revolving credit facility of $1.1 billion including a $50.0 million working capital facility.  Canetic may draw under the credit facility by way of:

a)

Prime rate loans in Canadian dollars

b)

U.S. base rate loans in U.S. dollars

c)

Canadian and U.S. dollar Banker’s Acceptances

d)

London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars

e)

Letters of Credit to be issued in Canadian or U.S. dollars

The credit facility is available on a revolving basis for a period ending May 31, 2006.  Canetic may request an extension of the revolving period for a maximum period of 364 days.  In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in four equal quarterly installments commencing on the first anniversary of the term period.  Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate.  The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement.  The effective interest rate on the credit facility for the three months ended March 31, 2006 was 4.4 percent (March 31, 2005 – 3.9 percent)

4.

ASSET RETIREMENT OBLIGATIONS

Future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligation to be $122.5 million (December 31, 2005 - $68.2 million) based on a total future liability of $344.6 million (December 31, 2005 - $216.5 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been discounted using a credit adjusted risk free rate of 8.0 percent and an inflation rate of 2.0 percent.

The following table reconciles Canetic’s asset retirement obligation.

	Three months ended	Year ended
Asset Retirement Obligation ($000s)	March 31, 2006	December 31, 2005
Balance, beginning of period	68,235	58,649
Acquisition of StarPoint (Note 2)	54,343	-
Additions	926	1,551
Change in estimate	-	9,768
Settlement of liabilities during period	(3,456)	(6,293)
Accretion expense	2,451	4,560
Balance, end of period	122,499	68,235

5.

CONVERTIBLE DEBENTURES

	Units Available on Conversion	Amount
Convertible Debentures ($000s)
	(000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	-	-
Acquisition of StarPoint	576	9,255
Converted to units	(136)	(2,220)
Balance, March 31, 2006	440	7,035

ii) 6.5% Convertible Debentures
Balance, December 31, 2005	-	-
Acquisition of StarPoint	2,313	43,944
Converted to units	(577)	(11,030)
Balance, March 31, 2006	1,736	32,914

iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	-
Converted to units	(233)	(3,610)
Balance, March 31, 2006	638	9,961

iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	-
Converted to units	(65)	(743)
Balance, March 31, 2006	177	1,975
Total, March 31, 2006	2,991	51,885

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible extendible unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $15.56.  During 2006, $3.6 million of 8% debentures were converted resulting in the issuance of 233,000 units.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit.  During 2006, $0.7 million of 11% debentures were converted which resulted in the issuance of 65,000 units.

The 6.5% extendible unsecured subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $18.96.  During 2006, $11.0 million of 6.5% debentures were converted which resulted in the issuance of 577,000 units.

The 9.4% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $16.02.  During 2006, $2.2 million of 9.4% debentures were converted which resulted in the issuance of 136,000 units.

In connection with the Arrangement, the fair value of the conversion feature of the 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity.  The fair value of the debentures upon acquisition and the allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option pricing model.  During the period, $2.2 million was reclassified to capital upon conversion of the 6.5% and 9.4% debentures.

6.

CAPITAL

	Three months ended		Year ended
	March 31, 2006		December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s)	($000s)
			(Restated - Note 1)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	-	-	-	(350)
Employee unit savings plan	53	1,174	89	1,646
Distribution reinvestment plan	143	3,165	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	-	-
Conversion of debentures	1,011	19,755	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	201,182	3,718,804	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s)	($000s)
	(Restated - Note 1)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	-
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, March 31, 2006	-	-

Pursuant to the Arrangement, all exchangeable shares were exchanged into units.

c)

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Unit (“RTU”) and Performance Unit

(“PTU”) incentive plan (the “Plan”).  Under the terms of the Plan, both RTU’s and PTU’s may be granted to   directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries.  The   number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the   granting to the time when the trust units are issued.  PTU’s are also adjusted based on the Trust’s performance   relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

For the three months ended March 31, 2006, the Trust recorded a compensation expense of $7.0 million (2005 - $2.4

million) and capitalized unit based compensation of $2.6 million (2005 – $nil).  Upon vesting, the rights may be   settled in units or cash at the option of the holder subject to approval by the Trust. The March 31, 2006   compensation liability of $9.5 million (2005 - $7.9 million) has been classified as a current liability and the   compensation liability is remeasured each period at the current market price of outstanding rights.  The March 31,   2006, compensation liability was based on the period end closing price of $24.20 and management’s estimate of the   number of RTU’s and PTU’s outstanding. The following table summarizes the number of RTU’s and PTU’s   outstanding under the Plan:

Granted	658,571	1,608,429
Forfeited	(2,386)	(2,058)
Balance, March 31, 2006	656,185	1,606,371

7.

DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been declared to unitholders:

	$/Unit	Amount ($000s)

Balance, December 31, 2005	6.338	525,581
January, 2006	0.23	46,161
February, 2006	0.23	46,222
March, 2006	0.23	46,251
	0.69	138,634
Balance, March 31, 2006	7.028	664,215

8.

FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Future Commodity Contracts		
Daily Quantity	**Contract Price**	**Term**
Natural Gas - Collars (AECO)		
5,000 Gj/d	Cdn $7.00 - $9.50	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $7.00 - $9.75	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $8.00 - $12.00	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $8.50 - $12.70	April 1, 2006 - October 31, 2006
5,000 Gj/d	Cdn $8.00 - $13.80	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn $8.00 - $11.25	April 1, 2006 - October 31, 2006
10,000 Gj/d	Cdn $8.00 - $14.50	November 1, 2006 - March 31, 2007
5,000 Gj/d	Cdn $8.00 - $15.60	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $9.00 - $15.00	November 1, 2006 - March 31, 2007
20,000 Gj/d	Cdn $7.50 - $14.10	January 1, 2007 - March 31, 2007
Natural Gas - Fixed Price Contracts (AECO)		
28,000 Gj/d	Cdn $7.77	April 1, 2006 - December 31, 2006
2,000 Gj/d	Cdn $8.91	July 1, 2006 - December 31, 2006
5,000 Gj/d	Cdn $8.47	January 1, 2007 - December 31, 2007
Crude Oil - Swaps (WTI)		
2,250 Bbls/d	Cdn $64.56	April 1, 2006 - December 31, 2006
1,000 Bbls/d	Cdn $67.88	July 1, 2006 - December 31, 2006
3,500 Bbls/d	Cdn $70.70	April 1, 2006 - December 31, 2007
4,500 Bbls/d	Cdn $64.58	January 1, 2007 - December 31, 2007
Crude Oil - Collars (WTI)		
500 Bbls/d	US $45.00 - $54.50	April 1, 2006 - June 30, 2006
500 Bbls/d	US $46.00 - $56.40	April 1, 2006 - June 30, 2006
500 Bbls/d	US $46.00 - $57.40	April 1, 2006 - June 30, 2006
500 Bbls/d	US $50.00 - $58.00	April 1, 2006 - June 30, 2006
500 Bbls/d	US $44.00 - $50.60	April 1, 2006 - June 30, 2006
500 Bbls/d	US $50.00 - $64.00	July 1, 2006 - September 30, 2006
1,000 Bbls/d	US $44.00 - $50.60	January 1, 2006 - December 31, 2006
1,000 Bbls/d	US $40.00 - $52.90	January 1, 2006 - December 31, 2006
500 Bbls/d	US $45.00 - $67.00	January 1, 2006 - December 31, 2006
1,000 Bbls/d	US $50.00 - $80.28	January 1, 2006 - December 31, 2006
1,000 Bbls/d	US $50.00 - $77.00	January 1, 2007 - December 31, 2007
1,000 Bbls/d	US $53.00 - $77.00	January 1, 2007 - December 31, 2007
2,000 Bbls/d	US $60.00 - $75.07	April 1, 2006 - December 31, 2006
2,000 Bbls/d	US $60.00 - $77.00	January 1, 2007 - December 31, 2007
Crude Oil - Three Way Collars with Call Spread (WTI)		
1,000 Bbls/d	$US 45.00-52.90-54.95	January 1, 2006 - December 31, 2006
Crude Oil - Participating Swaps (WTI)		
500 Bbls/d	$US 45.00 + 79% Participation	January 1, 2006 - December 31, 2006
500 Bbls/d	$US 50.00 + 55% Participation	January 1, 2006 - December 31, 2006
Crude Oil - Fixed Price Contracts (WTI)		
1,000 Bbls/d	$US 48.12	January 1, 2006 - December 31, 2007
500 Bbls/d	$US 48.08	January 1, 2006 - December 31, 2007
Alberta Power - Fixed Price Contracts (Alberta Power Pool)		
2 MWh	Cdn $47.50	January 1, 2005 - December 31, 2006
5 MWh	Cdn $48.25	January 1, 2006 - December 31, 2006

The estimated fair value of financial derivative instruments is based on quoted market prices.

9.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta.  The well was not producing at the time of the incident.

At the time, Canetic carried control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles respectively.  Total costs associated with the incident are currently estimated at  $50.0 million.  Canetic is currently working through the remaining claims with its insurers.  At March 31, 2006, costs approximating $50.0 million have been incurred of which $49.4 million has been paid to suppliers for services provided.  Insurance recoveries to date total $35.0 million.  Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.